FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2006,

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Public Tender Offer to the minority shareholders of Finans Leasing and
Finans Investment Trust, subsidiaries of Finansbank

Athens, 8 December 2006

Further to the Press Release of 18 August 2006 entitled “NBG finalizes the acquisition of a 46% stake of the Ordinary Shares and 100% of Founder shares in Finansbank”, National Bank of Greece announces the following for the information of investors:

The transaction regarding the acquisition of a 46% stake of the Ordinary Shares and 100% of the Founder shares in Finansbank A.S., pursuant to the terms of the Shares Purchase Agreement signed on 03.04.2006 between National Bank of Greece and Fiba Holding A.S., Fina Holding A.S., Fiba Factoring Hizmetleri A.S. and Girisim Factoring A.S., shareholders of Finansbank A.S., was completed on 18.08.2006. Pursuant to the provisions of the Capital Markets Board of Turkey Series IV Circular No. 8 (the ‘Circular’), National Bank of Greece duly applied to the Capital Markets Board of Turkey for approval of the mandatory public tender offer for the purchase of the shares owned by other partners of Finans Finansal Kiralama A.S. (Finans Leasing) and Finans Yatirim Ortakligi (Finans Investment Trust), subsidiaries of Finansbank A.S. The said applications have been approved by the Capital Markets Board of Turkey, and the relevant resolution was published in Monthly Bulletin No. 2006/52. National Bank of Greece has set the duration of the said offer period for the two companies at 15 days, i.e. from 11 December through the close of business of 25 December, pursuant to the provisions of the relevant resolutions of the Capital Markets Board of Turkey.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 8th December, 2006	Ioannis Pehlivanidis
Vice Chairman - Deputy Chief Executive Officer